FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 28, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods OJSC informs that on May 23, 2003 a claim was filed with the Arbitration Court of the City of Moscow by Fruit Rivers, one of Wimm-Bill-Dann’s subsidiaries, in relation to a tax assessment in the amount of approximately $6.9 million (including interest and penalties) Fruit Rivers received from the Russian Tax Authority. The abovementioned assessment relates to Fruit Rivers’ use of a small enterprise tax exemption in its calculation of its profit tax liability during 2002. On May 27, 2003, the Arbitration Court granted Fruit Rivers’ motion by issuing an injunction prohibiting the Russian Tax Authority from undertaking any actions to enforce this assessment until the court issues a ruling on the merits in relation to this matter. Further hearings in this case have not yet been scheduled by the court.

On May 26, 2003, Wimm-Bill-Dann received notice that an appeal was filed by the Russian Tax Authority with the Federal Arbitration Court of the Moscow District in a case relating to the Russian Tax Authority’s assessment of approximately $2.4 million (including penalties) against Fruit Rivers. This assessment related to the calculation of value added tax, or VAT, on juice products sold by Fruit Rivers during 2001. Fruit Rivers challenged this assessment in the Moscow Arbitration Court on December 9, 2002 and the court  voided the decision and assessment of the Russian Tax Authority in this matter. The court’s decision was affirmed by the appellate division of the Moscow Arbitration Court on February 27, 2003. A hearing on this new appeal has been set for June 16, 2003.

If the courts were to rule in the Russian Tax Authority’s favor in any of abovementioned cases, Wimm-Bill-Dann would be liable for the amount of the assessments and could potentially be liable for additional amounts; Wimm-Bill-Dann’s ability to recover VAT owed by the Russian Tax Authority could also be jeopardized. However, Wimm-Bill-Dann’s management believes that Fruit Rivers has a solid legal standing in connection with the above mentioned claims and will continue to vigorously defend its position that tax optimization initiatives used by Wimm-Bill-Dann are in compliance with the Russian tax law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: May 28, 2003